NT 10-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                   (CHECK ONE)

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: October 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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         ABLE TELCOM HOLDING CORP.
         Full Name of Registrant (Former Name if Applicable)

         1601 FORUM PLACE, SUITE 1110
         Address of Principal Executive Offices (Street and Number)

         WEST PALM BEACH, FLORIDA 33401
         City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR; or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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The Form 10-K for the Registrant for the year ended October 31, 1998 could not be filed without unreasonable effort or expense and, as a result, the Registrant seeks relief pursuant to Rule 12b-25(b).

As a result of the Registrant's current year financing activities related to both debt and preferred stock financing instruments, as well as finalizing the terms of the equity related financing associated with the recent acquisition of MFS Network Technologies, Inc., management has had to devote significant additional attention and resources to both accounting and audit responsibilities for the Registrant.

The resolution of the legal issues related to the above described items have demanded extensive efforts on the part of both management and staff of the Registrant, which efforts are critical to the Registrant in either amending certain agreements or obtaining waivers of default. The finalization of the agreements and/or waivers is a necessary step in finalizing the consolidated financial statements and accompanying notes to the Registrant for the fiscal year ended October 31, 1998.

Management of the Registrant is currently in the process of finalizing the terms of the financing instruments and anticipates that these agreements should be finalized within the time period allowed by the filing of this Form NT 10-K.

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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

             EDWARD POLLOCK                (561)                688-0400
             --------------             -----------       ------------------
                (Name)                  (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes      [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Able Telcom Holding Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: JANUARY 29, 1999             By: /S/ EDWARD POLLOCK
                                       -----------------------------
                                       Name:  EDWARD POLLOCK
                                       Title: IN-HOUSE COUNSEL